New issue announcement, ORBITAL AND BAJAJ SIGN LICENSE AGREEMENT
PERTH, AUSTRALIA   Orbital Engine Corporation Limited, Australia
and Bajaj Auto Ltd, India have announced a Technical Cooperation Agreement that will see Orbitals fuel injection technology applied to a significant volume of Bajajs autorickshaw three wheeler vehicles. The agreement for seven years provides exclusivity to Bajaj on its autorickshaw vehicles for the three years following the commencement of production, expected to be during 2005.

Bajaj, based in Pune, is one of Indias largest producers of two and three wheelers and dominates the autorickshaw market segment in Asia. The autorickshaw is the ubiquitous form of transport throughout India and much of Asia and is currently enjoying strong growth. The Indian market is increasingly emissions conscious with more stringent emissions standards commencing in 2005 and further strengthening in 2008 - 2009. The market is also fuel economy conscious and Orbitals direct injection technology provides significantly improved fuel economy and vehicle operating costs, in addition to desirable engine performance.

This agreement and related arrangements with Bajaj provides
Orbital with revenue streams from its intellectual property and engineering consulting services for ongoing technical support.

UCAL Fuel Systems Limited which entered into arrangements with Orbital in January 2003 to manufacture Orbitals fuel injection systems in India, will be the supplier to Bajaj. Synerject, Orbitals manufacturing joint venture with SiemensVDO Automotive Corporation, will initially supply selected components, such as the air injector, to UCAL. UCALs high quality and low cost manufacturing base will allow cost effective fuel injection system supply to this very important customer as well as the rapidly growing Indian market.

We have great expectations for the Bajaj autorickshaw equipped with Orbitals direct injection technology. Outstanding fuel economy and reduced emissions, along with improved drivability is exactly what our customers need. We expect our strong dominance of this sector of the market to continue, commented Bajajs Joint Managing Director, Mr. Rajiv Bajaj. We look forward to working closely with UCAL and Orbital to achieve our product goals.

We are very pleased with this agreement with Bajaj. This is an important further step into Asia for us. said Orbitals
Chief Executive Officer, Mr. Peter Cook. Bajaj is the right partner for Orbital in the autorickshaw sector with its dominant market presence and its highly capable engineering abilities.

ENDS
Orbital is an international developer of engine and related technologies, providing research, design and development services for the worlds producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbitals principal operations in Perth, Western
Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and powertrains unparalleled in the Asia Pacific region.
Orbital provides its customers with leading edge, world class, engineering expertise. Headquartered in Perth, Western
Australia, Orbital stock is traded on the Australian Stock
Exchange OEC, the New York Stock Exchange OE as well as the Berlin ORE and Frankfurt OREA Exchanges

CONTACTS:Website
http://www.orbeng.com.au/
Australia:  Mr Peter Cook
Chief Executive Officer
Tel: +61 8 9441 2311 USA: Tel: 1866 714 0668